EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-206457) on Form S-8 of PG&E Corporation of our report dated July 14, 2021, with respect to our audits of the statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2020, the related statements of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of December 31, 2020, which reports appear in Amendment No. 1 to the December 31, 2020 annual report on Form 11-K of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees.

/s/ Mah & Associates, LLP
San Francisco, California
May 17, 2022